EXHIBIT 6.1

SHARED SPACE AGREEMENT

This Shared Space Agreement (the “Agreement”) is entered into this 01 day of October, 2021 (“Effective Date”) by and between Mendez Realty LLC (“MR”), a limited liability company with a place of business at Suite 1004 , 124 East, 40th Street, New York, NY 10016 (the “Premises”) and Smokefree lnnotec, Inc. (“SFIO”), a company incorporated in Nevada, USA and a public company traded under the symbol SFIO on the OTC Markets, with its principal office address at 720 Arthur Porter Drive Burbush, Hamilton 3200 New Zealand.

WHEREAS MR provides shared office space for SFIO;

WHEREAS SFIO desires to license shared office space from MR on the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the mutual covenants, promises and conditions contained herein, MR and SFIO each hereby agree as follows:

1.	Term. The initial term of this Agreement shall commence upon the Effective Date and shall end six months thereafter (“Initial Term”). Following the Initial Term, this Agreement shall be automatically renewed on a month to month basis until terminated pursuant to Paragraph 10.

2.	License of Shared Space. Subject to the terms and conditions of this Agreement, SFIO has licensed the following shared office space (the “Office Space”):

a.	Office address could be used as the main address of SFIO in America;
b.	Office space with an area of approximately 10 sqm;
c.	The allocated Office Space will include an office table and chair;
d.	The allocated Office Space will include internet, landline (shared phone), and power;
e.	Shared conference room and;
f.	Shared reception space.

3.	Additional Services. MR will provide the following additional services to SFIO:

a.	Wireless or LAN internet access, which shall be subject to the terms and conditions set forth in Exhibit A;
b.	Printing capability;
c.	Existing furniture, which shall be selected by MR in its sole discretion;
d.	Access to CCTV cameras on a “per request” basis.

4.	License Fees. SFIO shall pay a monthly license fee (“License Fee”) of $500 for use of the Office Space. Payment shall be made in the form of electronic transfer as set forth in Exhibit B. The License Fee is due every end day of the month. Payments that are in excess of 14 days late are subject to a late fee of 2.5% of the late License Fee and 5% of all balances outstanding more than 30 days.

5.	Office Space Access. SFIO shall have 24 hour access to the Office Space except during a force majeure event. SFIO is responsible for maintaining the security of the key code or access device assigned to SFIO to access the Office Space, and shall promptly notify MR if security is compromised.

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6.	Office Space Rules. SFIO agrees to abide by the Office Space Rules set forth in Exhibit C, which may be amended from time to time by MR in its sole discretion.

7.	Personal Property. MR is not responsible for SFIO’s personal property. SFIO shall remove any personal property upon termination of this Agreement. Any personal property remaining on the Premises after termination of this Agreement will be disposed of by MR. SFIO waives all claims regarding SFIO’s personal property.

8.	Damage to the Premises. SFIO is liable for damage to the Premises caused by SFIO, and authorizes MR to charge SFIO for repair of any such damage. The shared Office Space is covered by MR’s insurance.

9.	No-Sublicenses. SFIO shall not sublicense the Office Space without MR’s written authorization.

10.	Termination.

a.	After the Initial Term, SFIO or MR may terminate this Agreement without cause upon 30 days written notice.
b.	MR may terminate this Agreement immediately upon a material breach of this Agreement by SFIO.

11.	Indemnification. SFIO agrees to indemnify and hold harmless MR against all losses, damages, liabilities, costs or expenses, including reasonable attorneys’ fees, resulting from all claims, proceedings, investigations or actions arising out of or in connection with SFIO’s breach of this Agreement or SFIO’s negligent or wilful acts or omissions. This indemnification obligation shall survive the expiration or termination of this Agreement.

12.	Limitation of Liability. To the extent permitted by law, MR disclaims all warranties, express or implied, with respect to the Premises and the services. MR shall not be liable under any legal or equitable theory for (i) any special, indirect, incidental, punitive, compensatory or consequential damages of any kind whatsoever or (b) damages in excess of $100. Without limitation to the foregoing, SFIO, on behalf of SFIO, and SFIO’s personal representatives, successors, heirs, and assigns, hereby voluntarily agree to release, waive, forever discharge and hold harmless MR, its SFIOs and employees from any and all liability and all claims, actions, or losses which may arise from the actions of other SFIOs or third parties on the Premises.

13.	Force Majeure. Performance of any obligation of MR hereunder will be excused so long as prevented by act of God, weather, act of a public enemy, fire, or other casualty, labour dispute, electrical shortage, failure of communications or common carrier or other circumstances reasonably beyond MR’s control and that it cannot circumvent using its best efforts (“Force Majeure”). Without limiting the foregoing, in the event that the Force Majeure continues for more than ninety (90) days, then SFIO may terminate the Agreement upon thirty (30) days’ written notice to MR.

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14.	Relationship of the Parties. The Agreement shall not create or be deemed to create any agency, partnership or joint venture between MR and SFIO.

15.	Assignability. This Agreement is not assignable by SFIO, either in whole or in party, without the written prior approval of MR.

16.	Severability. If a court of competent jurisdiction shall declare any part of the Agreement invalid or unenforceable, it shall not affect the validity of the balance of the Agreement.

17.	No Waiver. The failure by MR to exercise rights granted to MR herein upon the occurrence of any of the contingencies set forth in this Agreement shall not constitute a waiver of such rights upon the recurrence of such contingency.

18.	Interpretation. The Agreement shall be fairly interpreted in accordance with its terms and without strict construction in favour of or against a party based on the identity of the drafter of the Agreement or any term or provision of it.

19.	Governing Law; Entire Agreement. This Agreement shall be construed in accordance with the laws of United States of America, without regard to its conflict of law rules. Any dispute related to this Agreement shall be resolved in the courts of the United States of America, and the parties consent to the jurisdiction thereof.

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EXHIBIT A

Wireless Internet Access Terms and Conditions

MR agrees that SFIO will use the wireless or LAN internet access (“wifi”) only for lawful purposes. SFIO will not use the Wi-Fi to:

a)	send unsolicited commercial messages;
b)	transmit any false, inaccurate or misleading information;
c)	be defamatory, obscene, indecent, threatening or harassing;
d)	infringe upon any third party’s intellectual property rights;
e)	access protected data or intercept personal information without authorization;
f)	engage in any illegal conduct.

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EXHIBIT B

Payment Options

1.	Personal or business electronic transfer to MR’s nominated bank account
2.	Cash

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EXHIBIT C

Office Space Rules

1.

SFIO shall comply with all applicable laws, statutes, ordinances, regulations and rules with respect to SFIO’s use of the Premises. SFIO shall not use the Premises for any unlawful purpose or conduct any unlawful business venture on the Premises.

2.	SFIO shall treat MR’s staff and operators with respect and shall not engage in any harassing, defamatory, obscene, indecent or threatening conduct.
3.	No animals of any kind shall be allowed on the Premises without MR’s written authorization.

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